Item 26. Exhibit (q)

Strategic Variable Life® Plus (SL 10)

April 24, 2017

Description of Issuance, Transfer, and Redemption Procedures

for Flexible Premium Variable Adjustable Life Insurance Policies Offered by

Massachusetts Mutual Variable Life Separate Account I of Massachusetts Mutual Life Insurance Company

This document sets forth, as required by Rule 6e-3(T)(b)(12)(iii), adopted pursuant to the Investment Company Act of 1940 (1940 Act), the administrative procedures that will be followed by Massachusetts Mutual Life Insurance Company (MassMutual) in connection with the issuance of the Policy described in this Registration Statement, the transfer of assets held thereunder, and the redemption by Policy owners of their interests in the Policies. This document also describes, as required by Rule 6e- 3(T)(b)(13)(v)(B), the method that MassMutual will use in adjusting the payments and account values when a Policy is exchanged for a fixed benefit insurance policy.

Massachusetts Mutual Variable Life Separate Account I (Separate Account) of MassMutual is registered under the 1940 Act as a unit investment trust. A segment of the Separate Account has been designated to receive and invest premium payments from owners of Flexible Premium Variable Adjustable Life Insurance Policies (Strategic Variable Life Plus) (Policy). The designated segment of the Separate Account is divided into divisions. Each division purchases shares in a corresponding underlying fund. Procedures apply equally to each division and for purposes of this description are defined in terms of the Separate Account, except where a discussion of both the Separate Account and the individual division is necessary.

1.	Purchases and Related Transactions

Set out below is a summary of the principal Policy provisions and administrative procedures that might be deemed to constitute, either directly or indirectly, a “purchase” transaction. The summary shows that, because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and annuity contracts. The chief differences revolve around the structure of the cost of insurance charges and the insurance underwriting process.

a.	Premium Schedules and Underwriting Standards

The minimum case premium is $250,000 of first year annualized premium for all policies in a case. The minimum net first policy premium is an amount, which after deductions for sales load, state premium tax, and deferred acquisition cost tax charge, is sufficient (disregarding investment performance) to fund 12 times the first monthly deduction.

A premium payment schedule may be selected at the time of application and may be changed at any time. The planned annual premium may be subject to minimum and maximum amounts that depend upon the selected face amount of the Policy, the Insured’s age, gender and tobacco class and the amount of the first premium paid.

A Policy owner may make additional premium payments at any time before the death of the Insured while the Policy is still in force, but such payments cannot be less than $100.00. MassMutual has the right to refund premium paid if application of that premium increases the net amount at risk. If any subsequent premium will cause the Policy to become a Modified Endowment Contract (MEC), MassMutual will follow certain procedures described in the prospectus for the Policy with respect to applying all or a portion of the premium to the Policy. The amount and frequency of any additional premium payments will affect the account value and may ultimately affect the amount of the death benefit and the period that the Policy will remain in force.

The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws prohibit unfair discrimination among Insureds but recognize that mortality charges must be based upon factors such as age, gender, health and tobacco use, and occupation.

b.	Application and Initial Premium Processing

Upon receipt of a completed application and all other required forms, MassMutual will follow certain insurance underwriting (i.e., evaluation of risks) procedures designated to determine whether the applicant is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by

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the proposed Insured before a determination can be made. A Policy will not be issued until this underwriting procedure has been completed.

The register date is the date MassMutual allocates the first premium less certain deductions to the Separate Account. This date is the Valuation Date which is on, or next follows the later of the date on which we receive a completed Part I of the application for this Policy and all other required forms at our Administrative Office or the date we receive an amount equal to or in excess of the minimum first policy premium payment at our Administrative Office. On the register date, MassMutual will allocate the first Policy premium less certain deductions to the Oppenheimer Government Money Division until the later of: (1) the end of the free look period or (2) the date we receive proper notice that the Policy owner has received the Policy. Subject to the allocation rules in the Policy, the account value is then allocated among the Separate Account divisions and the General Principal Account (GPA) in accordance with the Policy owner’s instructions. At any one time, you may allocate to a maximum of 21 divisions of the Separate Account plus the GPA. Subsequent premium payments will be similarly allocated upon receipt. Allocation instructions can be changed for any future premium payments, and any change will be effective on the Valuation Date the change request is received in good order at MassMutual’s Administrative Office. The allocation must be in whole percentage points or in dollars.

Insurance coverage begins when a completed application and all other required forms have been received in good order, the applicant has been judged to be insurable, and an amount equal to or in excess of the minimum net first premium has been paid. Otherwise, coverage begins when the Policy has been issued, and MassMutual has received an amount equal to or in excess of the minimum net first policy premium. If the initial premium paid is in excess of the aggregate of the planned premiums since the Policy Date, the excess (after the front-end deductions) will be credited to the Policy and placed in the selected variable investment options after the free look period.

If a policy owner requests in his/her application that the Company set the Policy Date to be a specific date earlier than the Issue Date (referred to as “backdating”), monthly charges will be deducted as of the Policy Date and will cover a period of time that has already passed and during which the Policy was not in effect. If permitted by the laws of the state in which the Policy is issued, the Policy may be backdated up to six months, provided that the minimum net first policy premium is paid. Any net premiums received on or before the Issue date of the Policy will be allocated to our general investment account. If the policy owner pays a premium with his/her application and requests the Policy be backdated to a date earlier than the date we receive the payment, interest will not accrue on the Policy prior to the Policy’s Issue Date. We do not credit any interest to the Policy prior to the Issue Date.

c.	Free Look Provision

A Policy may be returned at the election of the Policy owner within ten calendar days (or longer depending on the state of issuance) after receipt of the issued Policy by the Policy owner. The Policy may be returned by delivering or mailing it to MassMutual’s Administrative Office or to any of its agency offices or to the agent who sold the Policy.

MassMutual will refund either (a) any premium paid for the Policy, plus interest credited to this Policy under the GPA (if applicable), plus or minus an amount that reflects the investment experience of the divisions of the Separate Account under this Policy to the date the Policy is received by MassMutual, minus any amounts borrowed or withdrawn; or, (b) where required by state law, all premiums paid less any amounts borrowed or withdrawn. If a Policy is issued in a state that requires a return of premium and that Policy is cancelled during the free look period, as permitted by state law, the Company will refund only the premium paid less withdrawals and policy debt, even if the account is greater than the premium paid. The Policy will then be deemed void from the beginning.

d.	Repayment of Indebtedness

A loan made under the Policy will bear interest at the rate of 6% per year or the Policy owner, where permitted, may select an adjustable loan rate. For Policies under which an adjustable loan rate is selected, MassMutual will set the rate that will apply for the next Policy Year. The maximum adjustable rate is based on the monthly average of the composite yield on seasoned corporate bonds as published by Moody’s Investor Service or, if it is no longer published, a substantially similar average. The maximum adjustable rate is the published monthly average for the calendar month ending two months before the Policy Year begins, or 5%, whichever is higher. If the maximum limit is not at least 1/2 % higher than the rate in effect for the previous year, we will not increase the rate. If the maximum limit is at least 1/2% lower than the rate in effect for the previous year, we will decrease the rate.

Interest accrues daily and becomes part of the Policy debt. It is due on each Policy Anniversary Date. If not paid when due, the interest will be added to the loan and, as part of the loan, will bear interest at the same rate. Any interest capitalized on

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a Policy Anniversary Date will be treated the same as a new loan and will be taken from the Separate Account divisions and the GPA in proportion to the non-loaned account value in each. If the Policy debt exceeds the account value, MassMutual may terminate the Policy even if the safety test has been satisfied. Prior to termination we must notify the Policy owner in writing of the amount necessary to bring the Policy debt back within the limit. If we do not receive payment within 31 days after the date we mailed the notice, the Policy will terminate without value at the end of those 31 days.

Any Policy debt may be repaid in full or in part at any time while the Insured is living and the Policy is in force. Any repayments will result in the transfer of values equal to the repayment from the loaned portion of the GPA to the non-loaned portion of the GPA and the divisions of the Separate Account. The transfer will be made in proportion to the non-loaned value in each investment account at the time of repayment. If the loan is not repaid, we will deduct the amount due from any amount payable from a full surrender or upon the death of the Insured.

e.	Correction of Misstatement of Age or Gender

If MassMutual discovers that the Insured’s date of birth or gender as given in the application is not correct, an adjustment will be made. If the adjustment is made when the Insured dies, the death benefit will reflect the amount provided by the most recent mortality charge according to the correct age and gender. If the adjustment is made before the Insured dies, then future monthly deductions will be based on the correct age and gender.

f.	Policy Reinstatement

For a period of five years after termination, a Policy owner can request that MassMutual reinstate the Policy during the Insured’s lifetime. MassMutual will not reinstate the Policy if it has been surrendered for its Cash Surrender Value. Before MassMutual will reinstate the Policy, it must receive the following: (1) a reinstatement application, (2) a premium payment equal to three times the monthly deduction for the Policy on the Monthly Calculation Date which is on, or next follows, the date of reinstatement; (3) evidence of insurability that is satisfactory to MassMutual; and (4) where necessary, a signed acknowledgement that the policy has become a MEC. If a Policy is reinstated, the death benefit for the reinstated Policy will be the same as it would have been if the Policy had not been terminated.

g.	Change in Selected Face Amount or in Death Benefit Option

A Policy owner’s selected face amount may be increased upon request by the Policy owner, subject to MassMutual’s then current guidelines regarding guaranteed issue, simplified issue, and full underwriting. Evidence of insurability satisfactory to MassMutual is required for each increase. Any increase must be for at least $10,000. Any increase in the selected face amount will become effective on the Monthly Calculation Date which is on, or next follows, the later of: (1) the date 15 days after a written request for such change has been received and approved by us; or (2) the requested effective date of the change.

No increase in the selected face amount can become effective: (1) within six months after the Policy Date; (2) within six months after any previous increase; or (3) after the Policy Anniversary Date nearest the Insured’s 85th birthday. While the Policy is in force, the selected face amount may be decreased upon written application satisfactory to MassMutual. The selected face amount after decrease must be at least $50,000. Any decrease in the selected face amount will become effective on the Monthly Calculation Date which is on, or next follows, the later of: (1) the date 15 days after a written request for such change has been received and approved by us; or (2) the requested effective date of the change.

While the Policy is in force, a Policy owner may change the death benefit option by written request submitted to MassMutual. MassMutual may require a written application and evidence of insurability satisfactory to MassMutual for any death benefit option change. Any change in the death benefit option will take effect on the Policy Anniversary Date on or next following the later of: (1) the date 15 days after a written request for such change has been received and approved by us; or (2) the requested effective date of the change.

h.	Supplemental Monthly Term Rider

This Policy provides an option to purchase monthly term insurance on the life of the Insured to supplement the selected face amount (Term Rider). The Term Rider provides a level amount of insurance which will be in force from the Monthly Calculation Date on which it is purchased to the later of the Policy Anniversary Date nearest the Insured’s 70th birthday or the 10th Policy Anniversary Date. The safety test will not be applicable to the Term Rider. If the Term Rider is purchased, the Policy to which it is attached may have a lower annual cutoff policy premium and, as a result, a lower overall sales load

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than a Policy having the same total selected face amount, but with no Term Rider. The Term Rider can only be elected in the policy’s application.

If the owner requests an increase or decrease or policy withdrawal, and does not specify whether we should apply any resulting increase or decrease to the Policy’s selected face amount or the Term Rider selected face amount, we will apply any resulting increase or decrease in proportion to the Policy’s selected face amount and the Term Rider selected face amount. The Policy’s selected face amount plus the Term Rider’s selected face amount cannot be less than $50,000. The Policy’s selected face cannot be less than $5,000.

2.	“Redemption Procedures”: Surrender and Related Transactions

This section outlines those procedures which might be deemed to constitute redemptions under the Policy. These procedures differ in certain significant respects from the redemption procedures for mutual funds and annuity contracts.

a.	Surrender for Cash Surrender Value

At any time while the Insured is still living the Policy owner may surrender the Policy for its full cash surrender value. Unless a later effective date is selected, surrender is effective on the date MassMutual receives a written request in proper form and any other forms we may require at its Administrative Office. A written request and any other forms we may require for surrender are deemed received on the date on which they are received in good order at MassMutual’s Administrative Office. If, however, the day on which they are received is not a day on which the net asset value of the underlying funds, in which the divisions of the Separate Account invest is determined (i.e., the New York Stock Exchange (NYSE), or its successor, is not open for trading), or if they are received after a certain time (currently 4:00 p.m. Eastern Standard Time), then they are deemed received on the next day the net asset value of the underlying funds is determined. MassMutual will normally pay the full cash surrender value within seven calendar days after receipt of the written request in proper form.

The cash surrender value is the account value less any Policy debt, plus a refund of sales load, if applicable. If the Policy is surrendered within the first two Policy Years, a portion of the sales load will be refunded to the Policy owner as part of the cash surrender value. If the Policy is surrendered in the first Policy Year, 65% of the sales load collected for that year will be refunded as part of the cash surrender value. If the Policy is surrendered in the second Policy Year, 30% of the sales load collected in the first Policy Year will be refunded as part of the cash surrender value.

The cash surrender value of a Policy is affected by the investment performance of the divisions of the Separate Account in which the Policy has account value, and the interest credited on the amount of value held in the GPA. The cash surrender value may increase or decrease daily.

The account value is determined by the amount and frequency of premium payments, the investment experience of the divisions of the Separate Account chosen by the Policy owner, the interest earned on value allocated to the GPA, and any withdrawals or charges imposed in connection with the Policy. MassMutual will deduct a charge for sales load, state premium taxes, and DAC taxes from each premium payment. MassMutual will also make the following monthly deductions from the Policy: (1) cost of insurance charge, (2) administrative charge, (3) face amount charge, and (4) rider charge, if applicable. Other possible deductions from the Policy (which occur on a Policy specific basis) include a charge for partial withdrawals, a charge for transfers (although there currently is no such charge), a charge for loans, and increases in selected face amount which require simplified or full underwriting.

b.	Partial Withdrawals

Subject to certain conditions, withdrawals may be made on any Monthly Calculation Date, while the Insured is living, by sending a written request in proper form to MassMutual’s Administrative Office after the Policy has been in force for six months. The minimum amount of any withdrawal is $100. A withdrawal charge of 2% of the amount of the withdrawal, not to exceed $25, will be deducted from the withdrawal. The maximum amount of any withdrawal is the cash surrender value, less an amount equal to 12 times the most recent monthly charge made for the Policy. The withdrawal is deducted from the Policy’s account value on the Valuation Date applicable to the Monthly Calculation Date on which the withdrawal is made. Withdrawals may be made from the GPA or from any division as the Policy owner directs but may not exceed the non-loaned account value of that division or GPA. If the Policy owner does not indicate from where the withdrawal should be taken, MassMutual will withdraw the amount pro rata from the divisions of the Separate Account and the GPA. Unless MassMutual receives satisfactory evidence of insurability, the selected face amount will be reduced upon withdrawal as

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needed to prevent an increase in the amount of insurance that requires a charge. Withdrawals from the Separate Account will generally be paid within seven calendar days of receipt of the written request.1

c.	Death Claims

As long as the Policy remains in force, MassMutual will pay a death benefit to the named Beneficiary in accordance with the designated settlement option generally within seven calendar days after MassMutual receives due proof of death of the Insured and verifies the validity of the claim. Payment of death benefits may, however, be postponed under certain circumstances.2 In particular, during the first two Policy Years and in other circumstances in which MassMutual may have a basis for contesting the claim, there can be a delay beyond the seven day period.

The death benefit is the amount payable to the named Beneficiary when the Insured dies. A choice of death benefits is available under the Policy (referred to as Death Benefit Option 1, Death Benefit Option 2, and Death Benefit Option 3). Death Benefit Option 1 equals the greater of the selected face amount in effect on the date of death or the minimum face amount in effect on the date of death. Death Benefit Option 2 equals the greater of the selected face amount in effect on the date of death plus the Account Value on the date of death or the minimum face amount in effect on the date of death. Death Benefit Option 3 equals the greater of the selected face amount in effect on the date of death plus the sum of all premiums paid (and not refunded), less any withdrawals to that date or the selected face amount in effect on the date of death or the minimum face amount in effect on the date of death. Death benefit proceeds under any option will be reduced by any outstanding Policy debt, plus or minus any unearned or unpaid monthly deductions.

The minimum face amount is determined using one of two allowable definitions of life insurance: (1) the Cash Value Accumulation Test or (2) the Guideline Premium Test. The Policy owner chooses which test to use prior to the issuance of the policy. Once the Policy owner chooses which test to use, the Policy owner cannot change to the other test after the policy is issued. The Cash Value Accumulation Test determines the minimum face amount by multiplying the account value plus the refund of sales load, if applicable, by the minimum face amount percentage. The percentage depends upon the Insured’s age, gender and tobacco use classification. Under the Guideline Premium Test, the minimum face amount is also equal to an applicable percentage of the account value, but the percentage varies only by the age of the Insured.

Any Policy debt outstanding on the date of death and any monthly deduction unpaid as of the date of death are deducted from the death benefit. All or part of the benefit can be paid in cash or applied under one or more of our payment options described in the prospectus. The death benefit will normally be paid in one lump sum payment. We will pay interest on the death benefit from the date of death to the date of a lump sum payment or the effective date of a payment option. The amount of interest will be computed using an effective annual rate of not less than 3% or, if greater, the annual rate required by applicable law.

d.	Policy Loans

Loans can be made at any time while the Insured is living. The maximum loan is an amount equal to the account value at the time of the loan less any outstanding Policy debt, interest on the loan being made and on any outstanding Policy debt to the next Policy Anniversary Date and an amount equal to the most recent monthly charge for the Policy multiplied by the number of Monthly Calculation Dates remaining until the next Policy Anniversary Date. The Policy must be properly assigned as collateral for the loan.

The Policy debt is equal to the amount of all loans under the Policy plus interest which accrues daily. Interest payments are due on each Policy Anniversary. If not paid when due, interest will be added to the Policy debt and, as part of the loan, will bear interest on the same terms. The loan amount requested will be secured by amounts taken from the Separate Account divisions and the GPA in proportion to the non-loaned account value in each on the date of the loan. Shares taken from the

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divisions will be liquidated and the resulting dollar amounts will be transferred to the GPA.3 That portion of the account value held in the GPA to secure a loan will accrue earnings at a rate which is the greater of 3% and the Policy loan rate less a charge for expenses and taxes declared by MassMutual. The current charge varies by Policy Year as follows: Policy Years 1-15, 0.75%; Policy Years 16-30, 0.55%; and Policy Years 31 and thereafter, 0.45%. This charge is guaranteed not to exceed 3%. If the Policy debt exceeds the account value, we may terminate the Policy, even if the safety test is satisfied. Prior to termination we must notify the Policy owner in writing of the amount necessary to bring the Policy debt back

1 Payment from the Separate Account may be postponed whenever: (i) the NYSE is closed other than for customary weekend and holiday closings, or trading on the NYSE is restricted as determined by the Securities and Exchange Commission (SEC) or (ii) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account’s net assets. Payment from the portion of the account value held in the GPA may be postponed up to six months. Payments under the Policy of any amount paid to MassMutual by check may be postponed until such time as the check has cleared the Policy owner’s bank.

2 See note 1 supra.

3 MassMutual may delay the granting of any loan attributable to the GPA for up to six months. MassMutual may also delay the granting of any loan attributable to the Separate Account during any period that (i) the NYSE is closed other than for customary weekend and holiday closings, or trading on the NYSE is restricted as determined by the SEC or (ii) an emergency exists, as determined by the SEC, or (iii) the SEC permits MassMutual to delay payment.

within the limit. If we do not receive payment within 31 days after the date we mail the notice, the Policy will then terminate without value at the end of those 31 days.

The Policy debt will bear interest at the rate of 6% per year or the Policy owner, where permitted, may select an adjustable loan rate. For Policies under which an adjustable loan rate is selected, MassMutual will set the rate that will apply for the next year. The maximum adjustable rate is based on the monthly average of the composite yield on seasoned corporate bonds as published by Moody’s Investors Service or, if it is no longer published, a substantially similar average. The maximum adjustable rate is the published monthly average for the calendar month ending two months before the Policy Year begins, or 5%, whichever is higher. If the maximum limit is not at least 1/2% higher than the rate in effect for the previous year, we will not increase the rate. If the maximum limit is at least 1/2% lower than the rate in effect for the previous year, we will decrease the rate.

Any Policy debt may be repaid in full or in part at any time while the Insured is living and the Policy is in force. Any repayment will result in the transfer of values equal to the repayment from the loaned portion of the GPA to the non-loaned portion of the GPA and the divisions of the Separate Account. The transfer will be made in proportion to the non-loaned value in each investment account at the time of repayment. If the loan is not repaid, we will deduct the amount due from any amount payable from a full surrender or any amount due upon the death of the Insured.

A Policy loan, whether or not repaid, will have a permanent effect on the Policy owner’s account value to the extent that the investment results of the division(s) or the rate of return on funds in the GPA not securing a loan differ from the rate credited on funds which secure a loan. The effect could be favorable or unfavorable. If the division(s) or the GPA earn interest at a rate greater than the rate credited on funds which secure a loan, a Policy owner’s account value will be less than it would have been had no loan been made. If the Division(s) earn interest at a rate less than the rate credited on funds which secure a loan, the Policy owner’s account value will be greater than it would have been had no loan been made.

e.	Policy Termination

If the account value less any Policy debt is not sufficient to pay certain monthly deductions under the Policy on the Monthly Calculation Date, and the safety test is not satisfied, the Policy will terminate without value after a grace period of 61 days. The Policy will stay in force during the grace period. Notice of the amount required to continue the Policy in force will be mailed to the owner at the last known address and, if required, to any assignee of record. If a sufficient payment is not received by MassMutual by the end of the grace period, the Policy will terminate without value. If the Insured dies during a grace period, the death benefit proceeds will be reduced by any due and unpaid monthly deductions to the date of death.

If the account value less Policy debt on a Monthly Calculation Date cannot cover the monthly charges due, but the safety test is satisfied on that date, then the account value will be reduced to zero and all monthly charges due and unpaid will be deducted on the date of the next premium payment.

f.	Safety Test

The safety test is a test which, if satisfied, allows a Policy to stay in force even if there is insufficient account value to cover the monthly charges during the safety test period. The safety test is only available if: Death Benefit Options 2 or 3 are never in effect and the Insured is not in a substandard rating class. The safety test period expires on the later of the Policy Anniversary Date nearest the Insured’s 70th birthday or the tenth Policy Anniversary Date.

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The safety test is satisfied on any given Monthly Calculation Date provided that the sum of premiums paid, less any amounts withdrawn, less any rider charges, if applicable, equals or exceeds the sum of monthly safety test premiums on that Monthly Calculation Date and all prior Monthly Calculation Dates during the safety test period. Safety test premium is a premium measurement used in the safety test. Even if the safety test is satisfied, the Policy will terminate if Policy debt exceeds account value.

If the sum of the premiums paid does not equal or exceed the safety test premium on any given Monthly Calculation Date, the safety test will expire 31 days after we mail written notice to the Policy owner and to any assignee shown in our records at their last known address. This notice will state the amount of premium needed to prevent termination of the safety test. If the necessary premium payment is not received within 31 days, the safety test terminates and cannot be reinstated.

3.	Account Value Transfers

There is no limit to the number of transfers in a Policy Year. However, MassMutual reserves the right to charge a fee not to exceed $10 per transfer if there are more than six transfers in a Policy Year, and all transfers are subject to MassMutual’s procedures intended to detect and prevent market timing and excessive trading.

Policy owners may transfer all funds in the Separate Account to the GPA and to other Separate Account divisions at any time. However, a Policy owner may maintain account value in a maximum of only 21 Separate account divisions at any one time.

Transfers from the GPA to the Separate Account may be made only once each Policy Year within the 31 day period following the Policy Anniversary date. Each such transfer may not exceed 25% of the value in the GPA (excluding policy debt) at the time of the transfer. A transfer of 100% of the value in the GPA will be allowed if: (1) in each of the three prior policy years a maximum transfer (i.e., 25% of the value in the GPA) was made from the GPA, and (2) no premiums have been allocated to the GPA nor transfers made to the GPA (except as the result of a loan) during the three prior Policy Years. Any transfer will be effective as of the Valuation Date on which a transfer request is received at MassMutual’s Administrative Office in good order and all transfers made on one Valuation Date will be considered one transfer.

4.	Exchange Procedure

The Policy owner may transfer the entire account value under the Policy to the GPA at any time. This transfer converts the Policy into a fixed benefit policy. The transfer will take effect when we receive a written request in good order.